

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

January 5, 2016

Michael Choo
President
Adama Technologies, Inc.
5005 Elbow Drive SW, Suite 207
Calgary, Alberta T2S2T6

   Re: **Adama Technologies, Inc.**
     Preliminary Information Statement on Schedule 14C
     Filed November 6, 2015
     File No. 000-53738

Dear Mr. Choo:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Celeste M. Murphy for

          Larry Spirgel
          Assistant Director
          AD Office 11 – Telecommunications